Exhibit 99.2

skeenaresources.com

Information Circular

Dated: May 13, 2024

TABLE OF CONTENTS
TABLE OF CONTENTS	ii
GLOSSARY	iii
INFORMATION ABOUT VOTING	1
SOLICITATION OF PROXIES	1
VOTING PROXIES AND VIFs	1
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
ADVANCE NOTICE MATTERS	4
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	5
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	5
INDEBTEDNESS OF DIRECTORS AND OFFICERS	5
BUSINESS AT THE MEETING	6
FINANCIAL STATEMENTS	6
NUMBER OF DIRECTORS	7
ELECTION OF DIRECTORS	7
APPOINTMENT AND REMUNERATION OF AUDITOR	15
OTHER BUSINESS	15
COMPENSATION DISCUSSION AND ANALYSIS	16
KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS	16
COMPENSATION GOVERNANCE	17
EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY	17
COMPENSATION REVIEW PROCESS	19
COMPENSATION VS. SHARE PRICE PERFORMANCE	36
CONTRACTS WITH NAMED EXECUTIVE OFFICERS	38
DIRECTOR COMPENSATION	43
DIRECTOR SHARE OWNERSHIP GUIDELINES	45
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	49
ANNUAL BURN RATE	50
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE	50
ENVIRONMENTAL	50
SOCIAL	51
GOVERNANCE	51
AUDIT COMMITTEE	56
INFORMATION SECURITY	59
ADDITIONAL INFORMATION	59

GLOSSARY

In this Circular, unless otherwise stated, the following capitalized terms have the meanings set out below:

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of Skeena.

“Circular” means this management information circular of the Company.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“DSU” means deferred share units that may be granted pursuant to the Omnibus Plan.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

“ESG” means environmental, social, and governance.

“Meeting” means the annual general and special meeting of Shareholders that is to be held on June 17, 2024 or any adjournment or postponement thereof.

“Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)	an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”); and

(c)	each of the three most highly compensated executive officers of the Company, including any of our subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“NYSE” means the New York Stock Exchange.

“Omnibus Plan” means the Company’s 2023 Omnibus Equity Incentive Plan that was adopted by the Board on May 16, 2023 and ratified by Shareholders on June 22, 2023.

“Options” means incentive stock options to purchase Shares.

“Participant” means a Service Provider that has been granted an award under the Omnibus Plan.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“PSU” means performance share units that may be granted pursuant to the Omnibus Plan.

“Record Date” means May 13, 2024.

“RSU” means restricted share units that may be granted pursuant to the RSU Plan.

“RSU Plan” means the Restricted Share Unit Plan of Skeena that was adopted by the Board on September 15, 2020 and ratified by Shareholders on October 15, 2020.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedarplus.ca.

“Share Compensation Arrangement” means any Option under the Stock Option Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including but not limited to, the RSU Plan, involving the issuance or potential issuance of common shares to a Service Provider (as defined in the Stock Option Plan).

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“SRP” means the Company Shareholder Rights Plan.

“Shares” means common shares in the capital of the Company, each of which carries the right to vote in all circumstances.

“Share Units” refers collectively to Restricted Share Units, Deferred Share Units, and Performance Share Units.

“Skeena” or the “Company” means Skeena Resources Limited.

“Stock Option Plan” means the amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021, replacing the previous stock option plan (the “Prior Stock Option Plan”) which was adopted by the Board on September 15, 2020 and ratified by the Shareholders on October 15, 2020.

“Options” means the stock options of the Company governed by the Stock Option Plan.

“TSX” means the Toronto Stock Exchange.

"VIF” means Voting Instruction Form.

(All information set out in this Information Circular is as at May 13, 2024 unless otherwise noted)

This Circular, together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) are being furnished in connection with the solicitation of proxies (“Proxies”) being made by the management of Skeena for use at our annual general and special meeting of the Shareholders of the Company (the “Meeting”) and any adjournment or postponement thereof.

These Meeting Materials are being sent directly to registered Shareholders. In accordance with the provisions of NI 54-101, the Company has elected to deliver the Meeting Materials to the beneficial (or unregistered) Shareholders indirectly through intermediaries (as defined below). If you hold Shares through an Intermediary, but have not received the Meeting Materials from the Intermediary, you should contact your Intermediary for instructions and assistance in voting.

The Meeting is being held on Thursday, June 17, 2024, at 10:00 a.m. (Vancouver time) at the Company’s head office at 2600 – 1133 Melville Street, Vancouver, BC, Canada for the purposes set forth in the accompanying Notice of Meeting. Registered shareholders and duly appointed proxyholders will be able to vote in person and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions.

INFORMATION ABOUT VOTING

SOLICITATION OF PROXIES

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. The cost of this solicitation is expected to be nominal and will be borne by the Company.

Skeena is not using the ‘Notice and Access’ procedures available under NI 54-101 in respect of the Meeting.

VOTING PROXIES AND VIFs

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each registered Shareholder and each person representing a registered or unregistered Shareholder through a Proxy or VIF (a “Proxyholder”) is entitled to one vote, unless a poll is required or requested, in which case each such Shareholder and each Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another appropriate form of Proxy permitted by law, and in either case send or deliver the completed Proxy following the instructions set out below.

Information Circular 2023 |	1

If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted accordingly.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. Where no choice has been specified by the Shareholder and the management Proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. If, however, other matters which are not now known to the management of the Company should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to ensure your Proxy is valid and able to be acted upon at the Meeting, it must be received not less than 48 hours (excluding weekends and holidays) before the time set for holding of the Meeting or any adjournment or postponement thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date, or duly appointed Proxyholders, will be recognized to make motions at the Meeting.

Unregistered Shareholders

Most shareholders of the Company are “beneficial” or “unregistered” Shareholders.

You are an unregistered Shareholder if you beneficially own Shares that are held in the name of an intermediary (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”). The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Information Circular 2023 |	2

Unregistered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary, or its nominee, and can only be voted through a duly completed Proxy given by the Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from unregistered Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each unregistered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

There are two kinds of unregistered Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with 54-101, the Company has elected to deliver the Meeting Materials indirectly through Intermediaries for onward distribution to NOBOs and OBOs (unless such Shareholder has waived the right to receive such materials). The Company does not intend to pay for Intermediaries to forward to OBOs, under NI 54-101, the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s Intermediary assumes the cost of delivery.

Generally, unregistered Shareholders who have not waived the right to receive proxy-related materials will be given a Voting Instruction Form (“VIF”) which must be completed and signed by the unregistered Shareholder in accordance with the directions in the VIF. Unregistered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF or proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf.

Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third-party corporation such as Broadridge Financial Solutions, Inc. Unregistered shareholders will receive a VIF in lieu of the Proxy provided by the Company. By default, the VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. However, you have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, specify the name of the desired representative (which may be you) in accordance with the instructions provided in the VIF. The completed VIF must then be returned to Computershare by mail or facsimile or given to Computershare by phone or over the internet, in accordance with Computershare’s instructions. Computershare then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF on behalf of the Company, the VIF must be completed and returned to Computershare, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternative representative duly appointed to attending the Meeting and vote your Shares at the Meeting.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Information Circular 2023 |	3

Revocation of Proxies and VIFs

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Information about Voting – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 2600 - 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 13, 2024 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. As at the Record Date, the Company has 90,806,169 Shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities as at Record Date(2)	Percentage of Issued Voting Securities
Deutsche Balaton Aktiengesellschaft (“DB”)(1)	10,896,930	12.00%
BlackRock, Inc.	13,009,498	14.33%

(1)	DB, together with DELPHI Unternehmensberatung AG (“DU”), Sparta AG (“SP”), and 2invest AG (“2i”) whose principal businesses are to invest their own funds are together hereinafter referred to as “Joint Actors”. DB owns a majority interest in SP. DU indirectly owns a majority interest in DB. Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU. The Company believes that the Joint Actors directly or indirectly, have control and direction over the number and percentage of Shares indicated above.

(2)	Based on available public filings.

ADVANCE NOTICE MATTERS

Effective November 14, 2023, the Board of Directors put in place a Shareholder Rights Plan (“SRP”). The SRP was valid for six months unless approved by shareholders. Since no meeting of the shareholders will have been held by May 13, 2024, the SRP is expected to expire on that date.

Information Circular 2023 |	4

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no connected person has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “connected person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s prior financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of the foregoing person or company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which, in either case, has materially affected or would materially affect Skeena or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company,

b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company,

c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2023.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2023 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

Information Circular 2023 |	5

BUSINESS AT THE MEETING

The following business will be conducted at the meeting:

	Business at the Meeting	Board Voting Recommendation	Page Reference
1.	Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2023 and December 31, 2022 and the auditor’s report thereon, together with the interim financial statements for the period ended March 31, 2024	n/a	6
2.	To set the number of directors of the Company at six (6)	FOR	7
3.	To elect Walter Coles, Jr., Randy Reichert, Craig Parry, Sukhjit (Suki) Gill, Greg Beard, and Nathalie Sajous as directors of the Company for the ensuing year	FOR	7
4.	To appoint KPMG LLP Chartered Professional Accountants as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration	FOR	15
6.	To consider such other business as may properly come before the Meeting	n/a	15

FINANCIAL STATEMENTS

Our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2023 and 2022 are available upon request from the Company. These documents were previously sent to shareholders in accordance with applicable corporate and securities laws and can also be found on the Investors section of our website at www.skeenaresources.com or under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and December 31, 2022 together with the auditor’s report thereon, as well as the interim financial statements of the Company for the three-month period ended March 31, 2024, will be placed before the Shareholders at the Meeting, but no Shareholder vote is required in connection with these documents.

Information Circular 2023 |	6

NUMBER OF DIRECTORS

Management proposes that the number directors on the Company’s Board be set at six (6) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at six (6), subject to such increases as may be permitted by the Articles of the Company and the provisions of the BCBCA.

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at six (6).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at six (6).

ELECTION OF DIRECTORS

Each director elected holds office until our next annual general meeting, or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

Shareholders will be asked at the Meeting to vote for the election of the six (6) director nominees proposed by management. Each Shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the six (6) director nominees.

Director Nominees

The persons below are management’s nominees to the Board. The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following six (6) nominees will be able to serve as director.

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party.

The following information concerning the directors has been furnished by each of them.

Information Circular 2023 |	7

*Skeena engaged with a number of shareholders to understand Mr. Parry’s low number of “votes-for” received at the June 22, 2023 AGM and understands that it was due to a perceived high number of other public board directorships. Skeena explained that most of these directorships are for early-stage companies, and that the time commitment required for directorship of an early-stage company (ie. a company listed on the TSX-Venture exchange) is typically substantially less than the time commitment required for a company listed on a senior exchange, such as the TSX or NYSE. Further, Skeena’s view is that the connection and influence of directors holding multiple other directorships is beneficial to Skeena, as it increases our directors’ informed industry insight, their profile and their connections within the industry. Finally, it is evidence of their desirability as a board member. Notably, all directors have exhibited perfect attendance at every board meeting held in the past four plus years.

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	Nathalie Sajous replaced Craig Parry on the Nomination and Corporate Governance Committee for the third meeting of 2023.
(4)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(5)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	8

*Skeena engaged with a number of shareholders to understand Mr. Beard’s low number of “votes-for” received at the June 22, 2023 AGM and understands that it was due to Mr. Beard holding executive positions at two public companies. As of May 13, 2024, Mr. Beard only holds one executive position with a public company.

(1)	Includes principal occupation for preceding five years.
(2)	See “Director Compensation” section below for more information.
(3)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	9

(1)	Includes principal occupation for preceding five years.
(2)	See “Director Compensation” section below for more information.
(3)	Nathalie Sajous replaced Craig Parry on the Nomination and Corporate Governance Committee for the third meeting of 2023, and on the Audit Committee on April 1, 2024.
(4)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(5)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	10

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	11

SUKHJIT (SUKI) GILL

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Accountant with 20 years experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the US. Ms. Gill was on the board of directors for Provincial Health Services Authority from March 2016 until March 2023 and on the board of BC Emergency Health Services from March 2016 until July 2022.

Age

47

Present Position in Company

Independent Director

Residence

Vancouver, British Columbia

Director Since

January 10, 2020

Present Principal Occupation (1)

Partner (since 2012) at Smythe LLP.

Board Member Statistics

Board/Committee Memberships	2023 Meeting Attendance	Attendance Total	2023 Compensation (2)
Board of Directors	5 of 5	100%	$387,491
Audit Committee (Chair)	4 of 4	100%	
Compensation Committee	4 of 4	100%	

Securities Held (3)

			Securities Ownership Policy Compliance (4)		
Shares	Options	Share Units	Ownership Requirement	Total Equity At-Risk	Policy Compliance
64,583	202,882	118,998	$262,500	$1,184,097	✓

Other Public Board Directorships

Vizsla Silver Corp.

2023 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
36,286,569	75.46 %	11,803,227	24.54%

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	12

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and Share Units of the Company as December 31, 2023 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	13

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to the best of management’s knowledge no proposed director is, or has been within the last ten years, a director, or executive officer of any company (including the Company) that:

a)	while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”); or

b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set forth below, to the best of management’s knowledge no proposed director has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Beard was a director of EP Energy Corp., which is an oil and gas company that is publicly traded on the OTC Markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflict of interest or potential material conflict of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

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Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of a nominee, that nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, subject to any corporate law restrictions, the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy until the next annual meeting; (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position; or (d) reduce the size of the Board.

The Majority Voting Policy does not apply in respect of any contested Shareholders’ meeting, which means any meeting of Shareholders where the number of directors nominated for election and voted on is greater than the number of seats available on the Board.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

KPMG has served as our auditor since January 6, 2022.

We recommend a vote “FOR” the appointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of KPMG at remuneration to be fixed by the directors.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Circular, but if such should occur, you (or your proxyholder if you are voting by proxy) can vote as you see fit. The persons named in the accompanying Form of Proxy intend to vote on any such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

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COMPENSATION DISCUSSION AND ANALYSIS

KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS

Provided below are highlights of the Company’s compensation programs covering both the NEOs and non-executive directors:

•	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term incentives (including Options and Share Units). For the Executive Chairman and CEO positions, 71% of target compensation is at risk, and the average target for the other three current NEOs is 57% at risk.

•	Regular review of peer group – The Compensation Committee regularly reviews the continued relevance of the compensation peer group for NEOs and directors and adjusts the peer group annually, as necessary, to ensure the peer group fairly reflects the ever-evolving size and scope of the Company’s operations.

•	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure that the metrics and targets a) appropriately focus the NEOs on relevant activities for the business and b) tie incentive plan awards to achieving positive outcomes for the Company and our Shareholders. For 2023, metrics incorporated operational execution on the Eskay Creek and Snip projects, positive year-over-year share price performance, resource growth, performance against budget as well as regulatory, environmental and safety initiatives.

•	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before any payout is made for that metric. If threshold performance is not achieved under an annual incentive performance metric then no annual incentive will be paid for that metric. The annual incentive plan is also set so that if minimum performance is not achieved for any of the metrics set out for the year then no annual incentive payment will be earned or paid. Option grants, due to the requirement for the Company’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also ensure a minimum share-performance level in order for an incentive to be payable.

•	Caps on incentive payouts – Annual short-term incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

•	Modest benefits – Benefits are set at competitive levels, but represent a small part of total executive compensation. These represent an investment in the health and wellbeing of our executives and contribute to attracting and retaining top talent.

•	Independent advice on compensation levels and structure – The Compensation Committee has engaged with Global Governance Advisors since 2020 to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Review Process” below for more information).

•	Share ownership requirements – In May 2023, the Company expanded the application of minimum share ownership requirements from independent directors to also include NEOs. Owning an equity stake in our Company is intended to promote an alignment of interests between the Company’s directors and Shareholders.

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•	Clawback Policy – In May 2023, the Company adopted a Clawback Policy permitting the Company to recoup any excess short-term or long-term incentive compensation, whether cash or non-cash, received by an executive officer over the prior three years, where it is later determined that materially non-compliant financial statements caused the executive officer to receive excess incentive compensation.

•	Limits on equity compensation to independent directors – In 2021, to help preserve director-independence, the Company imposed a restriction limiting equity compensation to non-executive directors to $150,000 per calendar year (with the exception of equity granted in lieu of cash fees).

•	Review of compensation risk – The Compensation Committee monitors the risk inherent within its compensation program at least annually to ensure the program does not encourage excessive risk-taking.

•	No guaranteed increases in executive employment agreements – NEO employment agreements do not contain any guaranteed increases in compensation levels, and in fact NO INCREASES to 2022 base-salaries were granted to NEO’s during 2023.

•	No re-pricing, backdating or exchanges of long-term incentive awards – Skeena does not re-price, backdate or exchange long-term incentive awards.

•	No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and no higher than 18 months in the case of termination without cause which falls within acceptable market norms.

•	No hedging of Skeena securities – The Company’s Corporate Disclosure & Insider Trading Policy includes the prohibition of hedging or derivative trading of Skeena securities for NEOs and non-executive directors.

•	No single-trigger change of control provisions – Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment.

COMPENSATION GOVERNANCE

During 2023, the Company had a fully independent Compensation Committee comprised of two members (Craig Parry and Suki Gill), with Craig Parry being Committee Chair. Each of the members of the Compensation Committee have experience in the areas of human resources and compensation that is relevant to overseeing and advising on the Company’s executive compensation practices. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In those roles, he has reviewed and analyzed compensation strategy, practices and structures at both the Board and management levels. The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2023. The Compensation Committee’s responsibilities, powers and operation are summarized in the section below and are described in detail in the Compensation Committee Charter which is available on the governance page of our website.

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

The Board recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate high performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

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The executive compensation program is intended to motivate our executive officers to achieve Skeena’s strategic objectives and operational plans and create outstanding shareholder value, while staying true to our mission, vision and values.

Our executive compensation philosophy has the following four core goals:

1.	to assist the Company in attracting and retaining high quality employees and executives with the requisite skill set;
2.	to align our executive team’s interests with those of our Shareholders;
3.	to encourage and motivate outsized performance by reflecting each executive’s performance, expertise, and impact; and
4.	to be responsive to the Company’s past performance and current state of development.

Since 2020, the Company, through the Compensation Committee, has engaged Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company’s executive and director compensation programs to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This evaluation included analysis of the Company’s Peer Group and comparison of total direct compensation (base salary plus short-term incentive and long-term incentive) levels along with analysis of the Company’s short and long-term design practices relative to the competitive market. The Company’s Peer Group is reviewed periodically to ensure it remains generally aligned with the current size and scope of the Company’s operations. The Peer Group is aimed at companies that generally meet the following criteria:

•	Companies with a market capitalization between 25% and 400% of Skeena;
•	Companies within the same industry segment as Skeena (i.e. gold and precious metals mining);
•	Companies who are generally in the feasibility study, construction or early production phase;
•	Companies with a similar business strategy and scope of operations to Skeena; and
•	Publicly traded companies on major North American exchanges.

The Company’s current Peer Group consists of the following companies:

Argonaut Gold Inc.	Orla Mining Ltd.
Artemis Gold Inc.	Osisko Mining Inc.
Ero Copper Corp.	Seabridge Gold Inc.
Lithium Americas Corp.	Silvercorp Metals Inc.
MAG Silver Corp.	SilverCrest Metals Inc.
Marathon Gold Corp.	---------

As compared with the prior year, Sabina Gold & Silver Corp., and Orezone Gold Corp were removed from the peer group either due to their size no longer being relevant or due to their having been acquired. One new company, Lithium Americas Corp., was added during the year in order to maintain the approximate size of the Peer Group.

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Similar to past years, Peer Group data is also supplemented by data for similar-sized companies in the broader mining industry from GGA’s compensation database as an additional reference point in the Company’s review of executive and director compensation.

GGA last completed a compensation review for the Company’s executives and non-employee directors in the fall of 2023, which took into account Skeena’s market capitalization and dual-listing in Canada and the United States. The Peer Group is intended to evolve over time as the nature of Skeena’s operations changes and as the Company moves closer to a construction decision on the Eskay Creek Project.

The Company’s compensation program is designed to motivate and reward an executive officer’s current and future expected performance. Individual performance of executive officers is based on quantitative evaluations of the Company’s achievement of specific corporate objectives for which the executive has sole or shared responsibility.

The Board has adopted a Corporate Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2023, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

COMPENSATION REVIEW PROCESS

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for executives and directors, and for implementing and overseeing compensation policies approved by the Board. It is assisted in this by an external compensation consultant (GGA) who performs a benchmarking of Skeena’s compensation structure against a group of peer companies, and provides suggestions and guidance to the Compensation Committee in their recommending appropriate levels of remuneration and an appropriate compensation structure for selected senior employees within the company.

The Compensation Committee is required to pre-approve any compensation-related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2023	$72,900	$59,441
2022	$22,100	$45,575

During 2022 and 2023, the Compensation Committee engaged GGA to review the Company’s peer group as well as provide a comprehensive compensation benchmark analysis for our Named Executive Officers and non-employee directors against the approved peer group. This work included analysis of competitive compensation levels, and also a review of short and long-term incentive plan designs at the Company, along with a comparison to our peers. They also have assisted the Company in reviewing its Management Information Circular the last two years as well. In 2023 GGA specifically assisted with a number of additional special projects, including:

i)	the development of the Omnibus Plan which was approved at the June 22, 2023 AGM;
ii)	stress-testing the Company’s equity incentive plans under various share price, burn rate and LTIP forecast scenarios in order to help guide the Company as to future structure;

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iii)	reviewing the Company’s clawback policy prior to implementation in 2023;
iv)	reviewing the Company’s share ownership guideline policy prior to implementation in 2023; and
v)	reviewing and recommending updates to board-committee charters as part of a broad governance review.

Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

•	evaluate the trends in executive and non-employee director compensation design;
•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation under the Omnibus Plan.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company.

Clawback Policy

In response to GGA’s recommendations and regulatory requirements, Skeena adopted a clawback policy in May 2023 covering our Named Executive Officers which provides that - in the event of a required accounting restatement - the Compensation Committee will seek reimbursement of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. This policy is available on the governance page of our website.

Elements of the Executive Compensation Program

The Company’s compensation program is comprised of five (5) components:

a.	Base salary;
b.	Incentive bonus (short term);
c.	Annual grants of equity compensation, through the Omnibus Plan (long term);
d.	Periodic special milestone grants of performance-linked equity compensation, through the Omnibus Plan (long term); and
e.	Employee group benefits.

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Component	Rationale & Process
Base Salary

•    Forms the basis for attracting talent, and comparing to and remaining competitive with the market.

•    Fixed in amount, and is the basis for other elements of the compensation program.

•    The Compensation Committee performs an assessment of the compensation of the NEOs at the beginning of the year based on benchmarking performed by an independent compensation consultant, grounded in market-based data. The base salary for each NEO is generally targeted at the median of the peer group, while taking into account an assessment of the current competitive market, economic conditions, company performance (both on an absolute basis and relative to the peer group), levels of responsibility, internal equity, and the particular skills of each NEO such as leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual.

•    The Compensation Committee then makes a recommendation for base salary levels of the NEOs to the Board of Directors who make the final decision.

Incentive Bonus (short term)

•    Links pay to corporate, team and individual achievements for the year.

•    Overall incentive bonus opportunity is targeted at the median of the peer group with the ability to pay above median when superior results are achieved.

•    Incentive bonus criteria are established at the start of the year and include specific criteria aligned with Company goals. Successful achievement of a specific incentive bonus criteria will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. If a minimum ‘threshold’ level of performance is not achieved then no incentive bonus is paid to an NEO.

Annual Equity Compensation (long term)

•    Links pay to the longer-term performance of the Company’s shares.

•    The level of equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Company’s Shareholders.

•    The Company has historically granted long-term incentives in the form of Options, which have a 5-year term to expiry, and Share Units, both of which typically vest over a three-year period.

•    Equity compensation helps reduce cash needs, promotes retention of key executives and helps align the interests of management with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares. This is designed to reduce the risk of management pursuing short term gains which sacrifice longer term value. Also, in combination with the minimum share ownership guidelines, equity compensation encourages share ownership among management.

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Component	Rationale & Process
Special Performance-Linked Equity Compensation (long term)

•    Designed to encourage the achievement of very significant multi-year value-creation milestones, e.g. the Definitive Feasibility Study for Eskay Creek.

•    Not designed to be awarded annually, but can be during periods of achieving significant milestones.

•    Performance linked:

•    Better performance drives larger award, within boundaries.

•    No award for below threshold performance.

•    No award if gating criteria not satisfied.

•    Specific performance metrics for the Definitive Feasibility Study included:

•    A threshold-NPV of greater than $1.4B and up to $1.6B, given specified inputs, a pre-production CAPEX of less than $800M, and a requirement to be published by December 31, 2023.

•    Gating criteria included:

a)   Environment: projected greenhouse gas intensity of less than 0.295 t CO2 per ounce of gold equivalent produced.

b)   Diversity: employing at least 33% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.

Employee Group Benefits

•    Participation in the Company’s competitive employee group benefits plans is offered to each member of management, and includes: health and dental coverage; life and accident insurance coverage; short-term and long-term disability coverage; and health spending accounts.

•    There is NO employee share purchase plan, NO RRSP matching and NO pension plan.

•    Employee group benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

•	current competitive market and economic conditions;
•	compensation levels within the peer group;
•	Company performance as compared with the peer group, including share-price performance;
•	internal equity;
•	levels of responsibility and particular skills of each NEO, including leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual; and
•	the Company’s overall advancement of the Eskay Creek project toward commercial production.

Notably, NO INCREASES to base-salaries were granted to NEOs during 2023.

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The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2023 Base Salary ($)		2022 Base Salary ($)		% change YOY
Walter Coles, Jr., Executive Chairman	$600,000		$600,000		0%
Randy Reichert, President and CEO	$600,000		$600,000	(1)	0%
Andrew MacRitchie, CFO	$400,000		$400,000		0%
Shane Williams, Chief Operating Officer (“COO”)	$450,000	(2)	$450,000		0%
Paul Geddes, SVP Exploration & Resource Development	$350,000		$350,000		0%
Justin Himmelright, SVP External Affairs	$350,000		$350,000		0%

(1)	Mr. Reichert began 2022 as a Director of the Company. Mr. Reichert was appointed as President on April 16, 2022 and as CEO on October 31, 2022. The 2022 Base Salary figure shown in the table represents Mr. Reichert’s annualized base salary as after his appointment as President, CEO, and Director during 2022. The actual base salary received by Mr. Reichert in 2022 totalled $413,081.
(2)	Mr. Williams ceased being an officer of the Company January 9, 2023. The 2023 Base Salary figure shown in the table represents Mr. Williams’ annualized base salary for 2023. The actual base salary received by Mr. Williams in 2023, including accrued vacation paid out, totalled $56,492.

Incentive Bonus Payments

The incentive bonuses are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets in a balanced scorecard. While the objectives are largely tied to Company results, the specific metrics, scorecard weightings and performance expectations are tailored to each executive to ensure appropriate line-of-sight between the results achieved and the incentive bonus payout earned.

The table below summarizes the 2023 target incentive bonus opportunity as a percentage of base salary established by the Compensation Committee at the beginning of the year.

Named Executive Officer and Position	Target Incentive Bonus Opportunity (% of Base Salary)
Walter Coles, Jr., Executive Chairman	100%
Randy Reichert, President and CEO	100%
Andrew MacRitchie, CFO	60%
Paul Geddes, SVP Exploration & Resource Development	50%
Justin Himmelright, SVP External Affairs	50%

In respect of the 2023 financial year, the Board, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board completed the final assessment of 2023 performance in December 2023.

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Balanced scorecard criteria for the determination of the NEOs’ 2023 incentive bonus amounts fell into the following categories:

Named Executive Officer	Share Price Return	Achieve Budget	Safety & Environment	Investor Interest	Resource Growth	Project Milestones	Systems & Processes
Executive Chairman	10%	15%	10%	25%	20%	20%
President & CEO	10%	15%	10%	25%	20%	20%
CFO	10%	32.5%	10%	30%			17.5%
SVP Exploration & Resource Development	10%	20%	15%		25%	30%
SVP External Affairs	10%	20%	15%		12.5%	42.5%

The following table shows the performance factors awarded against each of the 2023 performance measures, and indicates which measures were “Corporate” or company-wide, and which were team-specific.

Category	2023 Performance Measure	2023 Performance Factor	Corporate or Team
Share Price Return	Share price increase of 33% to 100%	0%	Corporate
Achieve Budget	Achieve corporate objectives within budget	100%	Corporate
Safety	Improve safety performance	0%	Corporate
	Reduce environmental risks	0%	Corporate
Investor Interest	Raise dollars to fund planned activities	100%	Team
Resource Growth	Eskay Creek resource growth	150%	Team
Project Milestones	Eskay Creek permitting progress	50%	Team
	Impact Benefit Agreement progress	50%	Team
Systems & Processes	Improvements to systems and processes	100%	Team

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The following table shows the performance results of the NEOs relative to their respective objectives:

NEO	Target Incentive Bonus Opportunity (% of Base Salary)	2023 Performance Factor(1)	Actual Incentive Bonus ($)	Actual Incentive Bonus (% of Base Salary)
Walter Coles, Jr.	100%	80%	$480,000	80%
Randy Reichert	100%	80%	$480,000	80%
Andrew MacRitchie	60%	80%	$192,000	48%
Paul Geddes	50%	72.5%	$126,875	36%
Justin Himmelright	50%	60%	$105,000	30%

(1)	The Performance Factor multiplied by the Target Incentive Bonus Opportunity multiplied by the Base Salary yields the Annual Incentive Bonus amount.

Equity Compensation

The Company had been providing employee equity incentives through its Stock Option Plan and Restricted Share Unit Plan, until shareholders approved the unified Omnibus Plan in June 2023. The Omnibus Plan combined the two plans and streamlined them, while also providing more definitive terms governing performance-linked equity incentives.

Omnibus Equity Incentive Plan

At the AGM in June 2023, Shareholders approved the Omnibus Plan by which Skeena is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of Skeena and/or its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the Omnibus Plan, provided that only non-employee members of the Board shall be eligible to be granted DSUs. The purpose of the Omnibus Plan is to: (i) develop the interest of Service Providers in the growth and development of Skeena through the issuance of awards to selected Service Providers; (ii) attract and retain valuable Service Providers to Skeena with a competitive compensation mechanism; and (iii) align the interests of the Service Providers with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of Options, RSUs, PSUs, RSUs and dividend-equivalent rights. Service Providers that have been granted an award under the Omnibus Plan are considered participants (“Participants”).

The Omnibus Plan is in the form of a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s Stock Option Plan and RSU Plan. The Omnibus Plan is administered at the Board level. Subject to the provisions of the Omnibus plan, the Board in its sole discretion will determine all Options and Share Units to be granted pursuant to the Omnibus Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and Share Units and otherwise administering the Omnibus Plan. Further, Options and Share Units are not assignable.

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The granting of Options and Share Units is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the long-term interests of shareholders while also aiding in building share ownership and retention of the Company’s employees.

The Omnibus Plan was prepared by the Company in accordance with the policies of the TSX and the NYSE.

The full text of the Omnibus Plan was included as Schedule “B” of the Company’s 2023 Management Information Circular, filed May 26, 2023 on the Company’s SEDAR+ profile at www.sedarplus.ca, and May 30, 2024 on its EDGAR profile at www.sec.gov. The Omnibus Plan is also available on the Company’s website.

Financial Assistance

No financial assistance is available to plan Participants under the Omnibus Plan. The Company does not permit any loans to plan Participants for the purpose of exercising or settling equity awards.

Shares Available for Awards

The types of awards available under the Omnibus Plan include Options, RSUs, PSUs, DSUs and dividend-equivalent rights (collectively, "Awards"). The Omnibus Plan sets various maximums on the number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Omnibus Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Company (a “Comprehensive Award Number”). The overall Comprehensive Award Number shall not exceed 10% of the issued Shares outstanding from time to time. The overall Comprehensive Award Number for Share Units only (i.e., excluding Options) shall not exceed 5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for any one Participant shall not exceed 2.5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders shall not exceed 10% of the issued Shares outstanding from time to time. Each of the above stated limits are subject to certain adjustments provided in the Omnibus Plan.

As of May 13, 2024, there were 90,806,169 Shares issued and outstanding, an aggregate of 5,926,616 Options outstanding and an aggregate of 2,803,334 Share Units outstanding. In total there were 8,729,960 equity awards outstanding, leaving 350,657 equity awards remaining available for issuance under the limits of Omnibus Plan, which limits outstanding equity awards to 10% of the current Shares outstanding.

The aggregate number of Shares issuable to directors of the Company who are not officers or employees of the Company under the Omnibus Plan and all of the Company’s other security based compensation arrangements shall be limited to 1.2% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and all other security based compensation arrangements of the Company issuable to any one director who is not an officer or employee of the Company within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity (together, the “Independent Director Limit”). Directors of the Company who are not officers or employees of the Company shall not be eligible to be granted RSUs or PSUs pursuant to the Omnibus Plan. Notwithstanding this, but subject to the other limitations set out in the Omnibus Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company’s public disclosure documents for the year during which the award occurred.

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Administration

The Omnibus Plan is administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Omnibus Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Omnibus Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Omnibus Plan and Award Agreements.

Awards

Options

The Board may grant Options to Service Providers under the Omnibus Plan. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than 5 years after the date an Option is granted.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Restricted Share Units

The Board may grant RSUs to Service Providers under the Omnibus Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the “RSU Service Year”). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Omnibus Plan, after any RSUs become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU Redemption Date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

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Performance Share Units

The Board may grant to a Participant PSUs each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PSUs as it may deem appropriate.

At the time of grant of a PSU, the Board shall specify the year of service of the Participant in respect of which the PSU is granted (the “PSU Service Year”). No vesting condition for a PSU shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the PSUs were granted. Subject to the terms the Omnibus Plan, after any PSUs become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate of the Company (each, a “Triggering Event”). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

If the Deferred Share Unit Redemption Date for a DSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that DSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Dividend Equivalent Rights

The Board may grant eligible Service Providers the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PSUs or DSUs, as applicable, in respect of RSUs, PSUs or DSUs, as applicable, credited to and outstanding in the Participant's Account as of the record date for payment of such dividends (the “Dividend Record Date”).

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The number of such additional RSUs, PSUs or DSUs, as applicable, to be credited to the Participant's Account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PSUs or DSUs, as applicable, in the Participant's Account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with the “Fair Market Value” being: (1) with respect to any property other than Shares, RSUs, PSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PSUs or DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Cessation of Employment and Forfeitures

Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Omnibus Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PSUs and RSUs.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Omnibus Plan in all respects shall continue with respect to such Participant's PSUs and RSUs and the Participant, or the person or persons to whom the PSUs and RSUs pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such PSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Omnibus Plan.

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If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PSU and RSU that such Participant would have been entitled to in accordance with the terms of the Omnibus Plan if the applicable Redemption Date of the PSU or RSU falls within the notice period provided to the Participant by the Corporation on termination of his employment; however, if the applicable Redemption Date of the PSU or RSU falls outside the notice period, then the PSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PSUs that shall vest.

Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the commons, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor Company or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor Company or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

Notably while the previous Stock Option and RSU plans caused any unvested instruments to immediately vest on a change of control event, the Omnibus Plan does not. In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Amendment and Termination of the Omnibus Plan

The Board may amend, alter, suspend, discontinue, or terminate the Omnibus Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

•	increase the total number of Shares available for Awards under the Omnibus Plan, except pursuant to an equitable adjustment or Change of Control;

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•	reduce the exercise price or extend the term of any Award;

•	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

•	remove or exceed the individual participation limits;

•	remove or exceed the insider participation limits;

•	modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;

•	increase limits imposed on the participation of directors that are not officers or employees of the Company;

•	otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

•	have the effect of amending the amendment provisions of the Omnibus Plan;

•	modify or amend the provisions of the Omnibus Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Omnibus Plan as presented in Schedule “B”; or

•	change the eligible Service Providers under the Omnibus Plan which would have the potential of broadening or increasing insider participation;

provided that Shareholder approval will not be required for any of the following types of amendments:

•	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is consistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan); or

•	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

Previous Equity Compensation Plans - Stock Option Plan

The Stock Option Plan was designed to reward participants for generating value to shareholders and establishing alignment between pay and performance.

The Stock Option Plan was prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

The Stock Option Plan limits the grant of new Options to any non-executive director to an aggregate value of $100,000 per year.

The Stock Option Plan is in the form of a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s RSU Plan. The Stock Option Plan is administered at the Board level. Subject to the provisions of the Stock Option Plan, the Board in its sole discretion will determine all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and otherwise administering the Stock Option Plan. The Company does not permit any loans to plan participants for the purpose of exercising or settling equity awards, and Options are not assignable.

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Historically, as is common for early-stage exploration companies, Options were granted to NEOs from time to time, as the Compensation Committee believed was appropriate in the circumstances and in such amounts as were determined by the Compensation Committee and approved by the Board. In determining the distribution of Option grants, the Compensation Committee took into account the Options previously granted by the Company. In addition, the Committee would consider each individual’s performance and the Committee’s assessment of each individual’s contribution to increasing Shareholder value. Looking ahead to future Option grants, the Compensation Committee is developing target incentive opportunity levels among the annual and long-term incentive components of compensation for each NEO. These target opportunity levels will assist the Compensation Committee in objectively determining the appropriate value of equity compensation for members of senior management. The Board shall maintain discretion to adjust the incentive opportunity levels from time to time at their sole discretion.

The Stock Option Plan authorized Options to be granted to the Optionees on the following terms:

1.	The number of Shares available for issuance pursuant to outstanding Options or any other Share Compensation Arrangement, including the RSU Plan, cannot exceed an aggregate of 10% of the issued Shares.

2.	Unless otherwise determined in the discretion of the Board, the number of Shares that may be reserved for issuance under the Stock Option Plan to any one Optionee, other than non-executive Directors, will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any common shares reserved for issuance to such Optionee under Share Compensation Arrangements other than the Stock Option Plan. The aggregate number of common shares issuable to Optionees who are non-executive Directors, at any time, under all of the Share Compensation Arrangements, may not exceed five (5%) percent of the issued and outstanding common shares. In addition, the aggregate equity award value, based on the date of grant fair value of all awards granted under all of the Share Compensation Arrangements of the Company to any one award-recipient who is a non-executive Director may not exceed $150,000 within any one financial year of the Company, of which no more than $100,000 may be granted in the form of Options; however, such limits shall not apply to Restricted Share Units granted to the non-executive Director in lieu of any cash retainer or meeting fees and such Restricted Share Units may not be included in determining the limits where the aggregate accounting fair value on the date of grant of such Restricted Share Units is equal to the amount of the cash retainer or meeting fees in respect of which such Restricted Share Units were granted.

3.	Approval by disinterested Shareholders must be obtained (such approval has not been, nor is it intended to be, sought) if Options granted under the Stock Option Plan, together with all of the Company’s previously established and outstanding Options, stock option plans, employee stock purchase plans, incentive share plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could result in the grant to insiders of Options, incentive shares or other awards granted pursuant to an equity incentive plan, to purchase that number of Shares exceeding 10% of the outstanding Shares.

4.	The exercise price of the Options cannot be set at less than the market price of the Shares on the day before the granting of the Options.

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5.	The Options may be exercisable for up to ten years.

6.	The Options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant for any reason other than death; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

7.	The Options are not assignable except to a wholly-owned holding corporation or to a beneficiary upon the death of the Optionee.

8.	No financial assistance is available to Optionees under the Stock Option Plan.

9.	Any amendments to the Stock Option Plan or outstanding Options are subject to the approval of the TSX and, if required by the TSX or the Stock Option Plan, of the Shareholders, possibly with only ‘disinterested Shareholders’ being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of Options (including the cancellation and re-issuance of Options so as to effectively reduce the exercise price) of Options held by insiders. The amendment to an outstanding Option will also require the consent of the Optionee.

No Options have been granted under the Stock Option Plan which are subject to Shareholder approval.

Previous Equity Compensation Plans - Restricted Share Unit Plan (“RSU Plan”)

The purpose of the RSU Plan was to provide a long-term incentive program to help attract, motivate and retain the plan participants: the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company. The RSU Plan will also advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

The RSU Plan authorized restricted share units (“RSU”) to be granted to Participants on the following terms:

1.	The number of Shares available for issuance pursuant to RSUs granted under the RSU Plan cannot exceed an aggregate of 5% of the issued Shares.

2.	The number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

3.	The aggregate equity award value, based on grant date fair value, of any grants under any share compensation arrangements of the Company, that may be made to a Participant who is a non-executive director shall not exceed $150,000 for each calendar year.

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4.	When a cash dividend is paid on Shares, a Participant with valid RSUs will be credited with an additional number of RSUs calculated as the cash that would have been paid on the shares underlying the RSUs divided by the number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

5.	The RSUs shall expire on the date specified in a specific share grant agreement, or if later or no such date is specified, December 31 of the third calendar year following the end of the applicable “Service Year”, being the year in which the Participant performed the services to which the grant of RSUs relates.

6.	The vesting conditions of the RSUs are at the discretion of the Board of Directors. The 2022 RSU grants in part vest based on time and also in part based on Performance Conditions (“Performance RSUs”) over a 24 month period. The RSUs granted in 2021 will fully vest in 2 years from the date of grant.

7.	Subject to the RSU Plan and any express resolution passed by the Board, on a Participant's termination date, any RSUs granted to such Participant which have not vested prior to the Participant's termination date shall terminate and become null and void as of such date.

8.	No financial assistance is available to the Participants under the RSU Plan.

9.	The RSUs are not assignable except to a dependent or relation of the Participant as a beneficiary in the event of the death of the Participant.

10.	Any amendments to the RSU Plan or outstanding RSUs are subject to the approval of the TSX and, if required by either the TSX or the RSU Plan, are also subject to the approval of the Shareholders.

Equity Compensation Targets and Awards

Target long-term incentive plan (“LTIP”) opportunity levels for 2023 were as follows:

Named Executive Officer and Position	Target LTIP Opportunity (% of Base Salary)
Walter Coles, Jr., Executive Chairman	150%
Randy Reichert, President and CEO	150%
Andrew MacRitchie, CFO	100%
Shane Williams, COO	100%
Paul Geddes, SVP Exploration & Resource Development	70%
Justin Himmelright, SVP External Affairs & Sustainability	70%

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Target RSU Awards in 2023

The following RSU awards were granted as part of Skeena’s normal annual LTIP granting structure and generally align with the targeted LTIP opportunity set for each NEO.

Named Executive Officer and Position	Number of RSUs Granted(1)	Grant Price	Grant Date Fair Value of RSUs ($)
Walter Coles, Jr., Executive Chairman	103,567	$8.42	$872,034
Randy Reichert, President & CEO	103,567	$8.42	$872,034
Andrew MacRitchie, CFO	46,030	$8.42	$387,573
Shane Williams, COO (2)	Nil	N/A	Nil
Paul Geddes, SVP Exploration & Resource Development	28,193	8.42	$237,385
Justin Himmelright, SVP External Affairs	28,193	$8.42	$237,385

(1)	RSUs granted on May 15, 2023 and vest over a 3 year period where 1/3 vest on each of the first, second, and third anniversaries.
(2)	Mr. Williams ceased being an officer of the Company January 9, 2023.

Special PSU Awards in 2023:

The following PSU awards were granted in recognition of the Company publishing its Definitive Feasibility Study in November 2023 with an After-Tax NPV (5%) of C$2 billion, 43% IRR and 1.2 year payback. The performance-based vesting conditions associated with key performance indicators on the Definitive Feasibility Study were achieved, and these awards also have time-based vesting conditions attached to them as detailed in the footnotes below. For the Executive Chairman, a one-year mandatory holding period is also required following vesting.

Named Executive Officer and Position	Number of PSUs Granted		Grant Price	Grant Date Fair Value of PSUs ($)
Walter Coles, Jr., Executive Chairman	200,200	(1)	$6.04	$1,209,208
Randy Reichert, President & CEO	200,200	(2)	$6.04	$1,209,208
Andrew MacRitchie, CFO	117,508	(2)	$6.04	$709,748
Shane Williams, COO (3)	Nil		N/A	Nil
Paul Geddes, SVP Exploration & Resource Development	87,546	(2)	$6.04	$528,778
Justin Himmelright, SVP External Affairs	87,546	(2)	$6.04	$528,778

(1)	PSUs granted on October 12, 2023 and had performance vesting conditions and vest 100% on the 1st anniversary of the satisfaction of the performance criteria, but are subject to a one-year mandatory holding period following vesting.
(2)	PSUs granted on October 12, 2023 and had performance vesting conditions and vest over a 3 year period where 1/3 vest on each of the first, second, and third anniversaries of the satisfaction of the performance criteria.
(3)	Mr. Williams ceased being an officer of the Company January 9, 2023.

NEO STOCK OWNERSHIP GUIDELINES

In May 2023, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and Non-employee Directors hold stock having a minimum value of three times their annual base salary or annual cash retainer, respectively. The requirement may be satisfied through:

•	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;

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●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;

●	Vested or unvested Share Units; and

●	PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised Options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date.

	Equity Ownership at (December 31, 2023)				Meets Share
Name	Shares	Share Units	Total Equity At-Risk(1)	Share Ownership Requirement	Ownership Guidelines
Walter Coles, Jr.	943,855	372,998	$8,493,702	$1,800,000	Yes
Randy Reichert	111,646	670,389	$5,044,126	$1,800,000	Yes
Andrew MacRitchie	220,978	334,543	$3,583,110	$1,200,000	Yes
Paul Geddes	Nil	283,250	$1,826,963	$1,050,000	Yes
Justin Himmelright	Nil	283,250	$1,826,963	$1,050,000	Yes

(1)	Calculated using closing price of $6.45 for the common shares on the TSX on December 31, 2023.

COMPENSATION VS. SHARE PRICE PERFORMANCE

Total compensation has been designed by the Board to ensure alignment with Shareholder values and to award the achievement of short and long-term company objectives. A significant portion of the NEO’s total compensation has been tied to equity-based awards which are considered at-risk and long-term performance based. Notably, despite positive shareholder returns over the past five years, the Board was concerned by negative shareholder returns over the past two years. In response, there were no increases in CEO or NEO base-salary awarded by the Board of Directors in 2023.

The graph below compares the total shareholder return for $100 invested in Shares of the Company with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the Company’s five most recently completed financial years. The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

●	Skeena’s value has increased almost 440% over the past five years as compared with both the S&P/TSX Composite Index and S&P/TSX Global Gold Index which increased 71% and 67% respectively.

●	Total Cash Compensation, Total Reported Compensation and Total Realizable Compensation figures for 2018 to 2022 represent compensation for the Company’s Executive Chairman, Walter Coles Jr., who was in the CEO role during this time and for 2023 represents Randy Reichert, Skeena’s current CEO.

Information Circular 2023 |	36

●	Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of option-based and share-based awards.

●	By comparison, Total Realized and Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of Option and Share Unit grants for each year) represents the compensation that has been realized or is still realizable for the CEO, as of December 31, 2023, for each year.

$1,200
$1,000
$800
$600
$400
$200
$0
Value per $100 Invested
$6
$5
$4
$3
$2
$1
$0
CEO Compensation (Millions)
2018
2019
2020
2021
2022
2023
Total Cash Compensation
Total Reported Compensation
Total Realized & Realizable Compensation
Skeena Resources
S&P/TSX Global Gold Index
S&P/TSX Composite Index

Total Shareholder Return vs. CEO Compensation

As shown in the graph above, the Realized and Realizable Compensation for the Company’s CEO position has generally moved in alignment with shareholder returns over the past five years:

●	Notwithstanding the substantial Black-Scholes valuation of Options granted in 2021, the relatively modest pullback in Skeena’s value from December 31, 2020 to December 31, 2021 caused the at-risk equity compensation granted in 2021 to have zero realizable value at December 31, 2023. This shows the very strong relationship between the NEOs’ overall compensation and shareholder value creation, as specifically designed by the Compensation Committee.

Information Circular 2023 |	37

●	Notably in 2022 the Company began granting RSUs as opposed to stock options as part of the annual LTIP package. As a result, the Total Realized and Realizable compensation in 2022 and 2023 are below Total Reported compensation to reflect the fact that total shareholder return decreased over that time. The volatility between Total Reported Compensation and Total Realized and Realizable Compensation is lower as Share Units still retain some value, even in a downward share price environment whereas Options are of no value if the current share price is below the exercise price. This leads to less differentiation between the Reported value and the Realizable value of Share Units as compared to Options, which are reported using the Black-Scholes pricing model that is often much different than the Realized and Realizable compensation earned from Options.

Skeena’s executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

CONTRACTS WITH NAMED EXECUTIVE OFFICERS

The Company’s employment and consulting contracts with Named Executive Officers are written agreements, approved by the Board based on the recommendation of the Compensation Committee. These agreements provide for:

●	Compensation and benefits, including salary and the right to participate in our short and long-term incentive programs

●	Confidentiality obligations with respect to our sensitive information

●	Non-solicitation of employees following termination

●	Executive to provide a minimum of three months’ notice as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions

●	Certain entitlements (including incremental payments, payables and benefits) upon termination without cause, for good reason, or following a change of control (described further below)

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Skeena without cause, or if the executive resigns with Good Reason(1), or if the Executive’s employment is terminated following a Change of Control(2), the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Reason, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

●	current salary

●	continuation of health benefits, and

●	highest monthly short term incentive amount from the three preceding years.

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Information Circular 2023 |	38

Name	Without cause or for Good Reason	Following a Change of Control
Walter Coles, Jr.	18 months	24 months
Randy Reichert	12 months	24 months
Andrew MacRitchie	12 months	24 months
Paul Geddes	12 months	24 months
Justin Himmelright	8 months	18 months

(1)	“Good Reason” means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO’s consent: constructive dismissal, a significant reduction of compensation, title, or role, or a change in the NEO’s responsibilities

(2)	“Change of Control” means: (a) the acquisition of 30% of Skeena’s Shares by a person or a group of persons acting jointly or in concert; (b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company’s Board at the nearest Annual General Meeting; or (c) the sale of substantially all of the assets of the Company.

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on December 31, 2023.

Name		Base Salary ($)	Incentive Bonus ($)(1)	Other ($)	Total ($)
Walter Coles, Jr.	Without Cause or for Good Reason	$900,000	$801,000	$70,363	$1,771,286
Executive Chairman	Following a Change of Control	$1,200,000	$1,068,000	$93,817	$2,361,715
Randy Reichert	Without Cause or for Good Reason	$600,000	$480,000	$36,879	$1,110,768
President & CEO	Following a Change of Control	$1,200,000	$960,000	$73,758	$2,221,536
Andrew MacRitchie	Without Cause or for Good Reason	$400,000	$201,670	$11,268	$612,938
CFO	Following a Change of Control	$800,000	$403,340	$22,563	$1,225,876
Paul Geddes	Without Cause or for Good Reason	$350,000	$155,750	$9,768	$515,518
SVP Exploration & Resource Development	Following a Change of Control	$700,000	$311,500	$19,308	$1,031,036
Justin Himmelright	Without Cause or for Good Reason	$233,333	$104,835	$27,097	$362,830
SVP External Affairs	Following a Change of Control	$525,000	$235,878	$60,969	$816,368

(1)	In some situations, NEOs are also entitled to receive a short term incentive amount for the current year, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment were to occur, an estimate of that amount is not included in the above figure.

Information Circular 2023 |	39

In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans. The Company does not have a retirement-savings contribution-matching program, nor an employee share purchase program.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2023 and December 31, 2022 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement, to its directors and Named Executive Officers, apart from extended health benefits.

Summary Compensation Table – Named Executive Officers

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2023, 2022 and 2021.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share Based Awards(4) ($)	Option Based Awards (5) ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
COLES,	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$46,857		$3,208,099
Walter Jr.	2022	$600,000	$2,446,153	Nil	$534,000	Nil	Nil	$46,909		$3,627,062
Executive Chairman and Director(1)	2021	$500,000	Nil	$4,815,165	$420,697	Nil	Nil	Nil		$5,735,862
REICHERT,	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$30,768		$3,192,010
Randy	2022	$413,081	$5,206,144	Nil	$354,146	Nil	Nil	$36,879		$6,010,250
President, CEO and Director(2)	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
MACRITCHIE,	2023	$400,000	$1,097,321	Nil	$192,000	Nil	Nil	$11,268		$1,700,589
Andrew	2022	$400,000	$1,392,868	Nil	$198,600	Nil	Nil	$11,282		$2,002,750
CFO	2021	$325,000	Nil	$2,270,346	$201,670	Nil	Nil	Nil		$2,797,016
WILLIAMS,	2023	$56,492	Nil	Nil	$216,392	Nil	Nil	$396,448	(6)	$669,332
Shane	2022	$450,000	$1,392,868	Nil	$64,800	Nil	Nil	$43,431		$1,951,099
COO(3)	2021	$375,000	Nil	$1,213,813	$236,064	Nil	Nil	Nil		$1,824,877
GEDDES,	2023	$350,000	$766,163	Nil	$126,875	Nil	Nil	$9,768		$1,252,806
Paul	2022	$350,000	$906,964	Nil	$155,750	Nil	Nil	$9,654		$1,422,368
SVP Exploration & Resource Development	2021	$295,000	Nil	$691,872	$154,631	Nil	Nil	Nil		$1,141,503
HIMMELRIGHT,	2023	$350,000	$766,163	Nil	$105,000	Nil	Nil	$36,993		$1,258,156
Justin	2022	$350,000	$906,964	Nil	$138,250	Nil	Nil	$40,646		$1,435,860
SVP External Affairs	2021	$300,000	Nil	$728,287	$157,252	Nil	Nil	Nil		$1,185,539

Information Circular 2023 |	40

(1)	Mr. Coles, Jr. only received compensation in his roles as President and CEO, and Executive Chairman, and did not receive compensation as a director. He was appointed Executive Chairman on October 31, 2022.

(2)	Mr. Reichert began 2022 as a Director of the Company and was appointed as President on April 16, 2022 and as CEO on October 31, 2022. Mr. Reichert was paid $15,164 as a director and $397,917 as a president and CEO during 2022. His annualized salary during 2022 was $600,000, had he worked as CEO for the full calendar year. In his role as CEO, Mr. Reichert did not receive compensation as a director.

(3)	Mr. Williams was appointed COO of the Company on June 1, 2020, and ceased being an officer of the Company as of January 9, 2023.

(4)	The fair value of awards at grant date reflects the number of Share Units awarded multiplied by the closing share price of Skeena Shares on the TSX, which is in accordance with International Financial Reporting Standards (“IFRS”), for consistency with the accounting valuation.

(5)	Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The weighted average fair value of the 2021 option award was $6.93, which was calculated using the following assumptions: expected life of 3.1 years, annualized volatility of 78%, dividend rate of 0.00% and risk-free interest rate of 0.65%.

(6)	Consisting of $395,192 in severance pay and $1,256 in taxable benefits.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2023 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
COLES,	62,500	$4.16	Jan 17’25	$143,125	372,998	$2,405,837	Nil
Walter Jr.	72,917	$4.48	May 8’25	$143,646
Executive Chairman	300,000	$10.08	Nov 27'25	Nil
and Director	762,708	$13.58	Jun 25’26	Nil
REICHERT,	16,400	$12.52	Oct 4’26	Nil	670,389	$4,324,009	Nil
Randy
President CEO
and Director
MACRITCHIE,	68,750	$4.16	Jan 17’25	$157,438	217,035	$1,399,876	Nil
Andrew	78,750	$4.48	May 8’25	$155,138
MacRitchie	125,000	$10.08	Nov 27'25	$0
CFO	311,738	$13.58	Jun 25’26	$0
GEDDES, Paul SVP	29,167	$10.08	Nov 27’25	Nil	228,083	$1,471,135	Nil
Exploration &	95,000	$13.58	June 25’26	Nil
Resource Development
HIMMELRIGHT,	1,101	$14.99	Sep 5'24	$0	228,083	$1,471,135	Nil
Justin	50,000	$4.16	Jan 17’25	$114,500
SVP External	62,500	$4.48	May 8’25	$123,125
Affairs	100,000	$10.08	Nov 27'25	$0
	550	$8.45	Apr 15'26	$0
	100,000	$13.58	Jun 25’26	$0

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2023 (based on $6.45 closing price of the Shares on the TSX on that date) and the exercise price of the Options.

(2)	The closing price of Skeena shares on December 31, 2023 was $6.45.

Information Circular 2023 |	42

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2023

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Walter Coles, Jr.	Nil	$1,517,206	$480,000
Randy Reichert	Nil	$1,194,282	$480,000
Andrew MacRitchie	Nil	Nil	$192,000
Shane Williams	Nil	Nil	$216,392
Paul Geddes	Nil	Nil	$126,875
Justin Himmelright	Nil	Nil	$105,000

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the common shares on the TSX on the vesting date less the exercise price of the options.

Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2023:

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
Walter Coles, Jr.	Nil	N/A	N/A	N/A
Randy Reichert	Nil	N/A	N/A	N/A
Andrew MacRitchie	Nil	N/A	N/A	N/A
Shane Williams	41,666	$4.48	$7.03	$106,248
Paul Geddes	25,000	$4.48	$6.83	$58,750
Justin Himmelright	Nil	N/A	N/A	N/A

DIRECTOR COMPENSATION

Directors are eligible to receive an annual cash and equity retainer to recognize their contribution to shareholders for sitting on the Board of Directors. The Company’s Director Compensation Philosophy generally targets the median of the Peer Group, but also considers the time commitment, experience and complexity of the role. The Peer Group that is used to review director compensation is the same as used when reviewing Executive compensation at the Company.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2022 and 2023. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2023 to position director compensation more competitively within the peer group and reflect the evolution of Skeena as a company which has increased the demands placed on Board members. Cash retainers are payable in cash on a quarterly basis.

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Non-executive Board members can elect to receive DSUs in lieu of all or a portion of their cash retainers. DSUs vest when the Board member has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

	2023		2022
Director Compensation	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$120,000	$60,000	$125,000	$50,000
Audit Committee	$20,000	$10,000	$17,000	$8,500
Compensation Committee	$15,000	$7,500	$12,000	$6,000
Nominating & Governance Committee	$13,000	$6,500	$10,000	$5,000

Equity Compensation

In June 2020, the Company’s RSU Plan became effective and permitted the awarding of RSUs to Non-Executive Directors under the Plan. Prior to 2021, the Non-Executive Directors of the Company were compensated by way of Options and directors’ fees. As of June 2023, any newly granted Options and Share Units are governed by the Omnibus Plan, which now prohibits the issuance of RSUs or PSUs to Non-Executive Directors of the Company.

Non-Executive Directors are subject to a global annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. This limit shall not apply to DSUs granted to a Non-Executive Director in lieu of any cash retainer, cash meeting fees or other fees payable in cash, and such DSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such DSUs is equal to the amount of the cash retainer or meeting fees in respect of which such DSUs were granted.

No stock options were granted to Non-Executive Directors in 2023. The following table specifies the value of equity compensation granted to Non-Executive Directors in the form of Share Units in 2023. The 2023 Share Unit grants were developed on a grant date fair value basis as opposed to a fixed unit basis. Equity Grants to Non-Executive Directors are subject to the annual grant fair value limits of $150,000 of full-value share based awards.

Director	Number of Share Units Granted		Grant Price	Grant Date Fair Value of Share Units ($)
Craig Parry	17,814	(1)	$8.42	$149,994
Suki Gill (3)	17,814	(1)	$8.42	$149,994
Greg Beard (4)	17,814	(1)	$8.42	$149,994
Nathalie Sajous (5)	11,755	(2)	$6.28	$73,821

(1)	These Share Units vest over a 3 year period where 1/3 vest on each of the first, second, and third anniversaries.

(2)	The DSUs vest immediately and shall be redeemable for Shares in accordance with the Omnibus Plan.

(3)	In addition to RSUs granted as equity compensation, Ms. Gill elected to receive DSUs in lieu of $237,497 of fees and other amounts otherwise payable in cash.

(4)	In addition to RSUs granted as equity compensation, Mr. Beard elected to receive DSUs in lieu of $232,997 of fees and other amounts otherwise payable in cash.

(5)	In addition to RSUs granted as equity compensation, Ms. Sajous elected to receive DSUs in lieu of $184,910 of fees and other amounts otherwise payable in cash.

Information Circular 2023 |	44

DIRECTOR SHARE OWNERSHIP GUIDELINES

In May 2023, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and Non-Executive Directors maintain ownership of shareholdings valued at least three times their annual base salary or annual cash retainer, respectively. The required shareholdings may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;

●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;

●	Vested or unvested Share Units; and

●	For NEOs, PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised Options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date.

The following table outlines the ownership of each of the directors covered by the guidelines as of December 31, 2023.

	Equity Ownership at (December 31, 2023)		Total Equity	Share Ownership	Meets Share Ownership
Name	Shares	Share Units	At-Risk(1)	Requirement	Guidelines
Craig Parry	207,382	87,752	$1,903,614	$444,263	Yes
Suki Gill	64,583	118,998	$1,184,097	$262,500	Yes
Greg Beard	96,892	117,345	$939,730	$249,000	Yes
Nathalie Sajous	Nil	69,162	$446,095	$104,738	Yes

(1)	Calculated using closing price of $6.45 for the common shares on the TSX on December 31, 2023.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who were Named Executive Officers) during 2023. For directors who are Named Executive Officers, see “Summary Compensation Table – Named Executive Officers” above.

Walter Coles, Jr., a director and the Executive Chairman of the Company, does not receive compensation as a director. Randy Reichert, a director and the President & CEO of the Company, collected director fees during 2022 totaling $15,164 prior to being appointed President of the Company on April 16, 2022. Mr. Reichert ceased collecting compensation as a director in April 2022. Mr. Coles & Mr. Reichert’s compensation is discussed at length in the Executive Compensation section.

Information Circular 2023 |	45

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value ($)	All other compensation ($)	Total ($)
PARRY,Craig Lead Independent Director	$148,088	$149,994	Nil	$150,000	Nil	Nil	$448,081
GILL,Suki Director (5)	$87,500	$149,994	Nil	$149,997	Nil	Nil	$387,491
BEARD, Greg Director (6)	$83,000	$149,994	Nil	$149,997	Nil	Nil	$382,991
SAJOUS, Nathalie Director (7)	$34,913	$73,821	Nil	$149,997	Nil	Nil	$258,731

(1)	Amounts represent fees earned as board and committee fees for service during 2023.

(2)	Amounts represents the fair value of Share Units granted to independent directors during 2023.

(3)	Amounts represents the Black-Scholes fair value of options granted to each director during 2023.

(4)	Amounts represent a special performance-linked cash amount tied to the milestone achievement of the publishing of the Company’s Eskay Creek Definitive Feasibility Study.

(5)	Ms. Gill elected to receive DSUs in lieu of $87,500 of fees and $149,997 of amounts otherwise payable in cash.

(6)	Mr. Beard elected to receive DSUs in lieu of $83,000 of fees and $149,997 of amounts otherwise payable in cash.

(7)	Ms. Sajous elected to receive DSUs in lieu of $34,913 of fees and $149,997 of amounts otherwise payable in cash.

Information Circular 2023 |	46

Directors’ Outstanding Share-based Awards and Option-based Awards at December 31, 2023

The following table sets forth all option-based awards and share-based awards outstanding at the end of 2023 with respect to the Non-Executive Directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed (2) ($)
PARRY,	26,250	$1.80	Aug 7’24	$122,063	61,482	$396,559	Nil
Craig	50,000	$4.16	Jan 17’25	$114,500
Lead	62,500	$4.48	May 8’25	$123,125
Independent	62,500	$10.08	Nov 27’25	Nil
Director	217,500	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21'27	Nil

GILL,	16,667	$4.16	Jan 17’25	$38,167	76,934	$336,045	$160,179
Suki	29,167	$4.48	May 8’25	$57,459
Director	33,333	$10.08	Nov 27’25	Nil
	107,917	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21'27	Nil
BEARD,	50,000	$11.72	Jul 27 25	Nil	76,093	$330,621	$160,179
Greg	33,333	$10.08	Nov 27' 25	Nil
Director	91,667	$13.58	Jun 25’26	Nil
	15,798	$13.00	Apr 21'27	Nil

SAJOUS, Nathalie	Nil	N/A	N/A	Nil	36,589	Nil	$235,999
Director

(1) Represents the difference between the market value of the Shares underlying the Options on December 31, 2023 (based on $6.45 closing price of the Shares on the TSX on that date) and the exercise price of the Options.

(2) The closing price of Skeena shares on December 31, 2023 was $6.45.

Information Circular 2023 |	47

Director Equity Compensation Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2023, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2023, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
PARRY, Craig Lead Independent Director	Nil	Nil	$150,000
GILL, Suki Director	Nil	Nil	$149,997
BEARD, Greg Director	Nil	Nil	$149,997
SAJOUS, Nathalie Director	Nil	$73,821	$149,997

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the common shares on the TSX on the vesting date less the exercise price of the options.

(2)	Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2023. This includes the value vested during the year for Share Units.

(3)	Amounts represent cash amounts tied to the performance of the Company’s Eskay Creek Definitive Feasibility Study. Ms. Gill, Mr. Beard, and Ms. Sajous elected to convert these cash amounts to DSUs, valued at the date of conversion.

Incentive Plan Awards – Value Exercised During the Year

There were Nil Option-based awards exercised by Non-Executive Directors during the year ended December 31, 2023.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of December 31, 2023 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as a % of issued shares) (c)
Stock Option Plan(1)	4,569,918 or 5.06% of the issued and outstanding Shares	$10.44	1,428,095 or 1.58% of the issued and outstanding Shares(3)
RSU Plan(2)	1,845,339 or 2.05% of the issued and outstanding Shares	$0.00	1,428,095 or 1.58% of the issued and outstanding Shares(3)
Omnibus Plan(4)	1,186,257 or 1.32% of the issued and outstanding Shares	$1.68	1,428,095 or 1.58% of the issued and outstanding Shares(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total as at December 31, 2023	7,601,514 or 8.42% of the issued and outstanding Shares	$6.54	1,428,095 or 1.58% of the issued and outstanding Shares(3)

(1)	The Stock Option Plan authorizes the issuance of up to 10% of the then issued and outstanding common shares in connection with options that were outstanding or that may be granted in the future. A 10% limit is applied to Options and Share Units granted under all equity compensation plans, including the Stock Option Plan.
(2)	The RSU Plan authorizes the issuance of up to 5% of the then issued and outstanding common shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to Share Units and Options granted under all equity compensation plans, including the Stock Option Plan.
(3)	The total number of securities available for future issuance under equity compensation plans may be issued either as Options or as Share Units, or a combination thereof, but not both.
(4)	The Omnibus Plan authorizes the issuance of up to 5% of the then issued and outstanding Shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to Share Units and Options granted under all equity compensation plans, including the Omnibus Plan.

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ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which common shares are issuable, being the number of securities granted annually under the Stock Option Plan and the Restricted Share Unit Plan, expressed as a percentage of the weighted average number of common shares outstanding.

•	Figures have been updated in the table below to reflect the 4 old for 1 new share consolidation completed during 2021.

	Stock Option Plan		RSU Plan		Omnibus Plan(1)		Combined		Weighted Average Shares
Year	Granted	Burn	Granted	Burn	Granted	Burn	Granted	Burn	Outstanding
2023	155,151	0.22%	607,750	0.86%	1,186,257	1.69%	1,949,158	2.77%	84,353,282
2022	476,464	0.68%	1,836,766	2.61%	-	0.00%	2,313,230	3.29%	70,348,528
2021	2,616,222	4.37%	8,000	0.01%	-	0.00%	2,624,222	4.39%	59,819,146

(1)	The Omnibus Plan became effective in June 2023.

Exploration-stage companies with small market-capitalizations typically need to issue a significant number of shares each year to raise capital to explore their projects. This also tends to result in a higher equity compensation “burn” percentage each year. Skeena has grown quickly out of that junior stage, and, while still higher than in an operating company that does not increase its share count every year, the Company’s combined burn percentage is decreasing quickly. Notably, the Company’s 2023 burn rate percentage is much lower than the burn percentage in 2021, even with the special grants made relating to the publishing of the Definitive Feasibility Study.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Skeena sees environmental, social, and governance (“ESG”) considerations as crucial in responsible resource development. We strive to implement the highest ESG standards at our projects and in the communities in which we operate. Our social license to operate is founded on our partnerships with First Nations, in particular the Tahltan Nation at our Eskay Creek Revitalization Project with whom we are pursuing the development of the Project under British Columbia's Declaration on the Rights of Indigenous Peoples Act (DRIPA). Our approach to corporate governance and decision-making is based on transparency, open communication, and inclusivity, to ensure that our work creates broad social and economic benefit for communities as well as value for investors. More information on our approach to environmental, social, and governance is contained in our ESG report available on our website.

Our Environmental and Social Responsibility Policy was adopted by our Board of Directors in 2022 to establish the principles, practices, and expectations for how Skeena will conduct itself throughout the mining lifecycle.

ENVIRONMENTAL

Skeena is committed to responsibly managing the natural resources where we operate through our environmental management system that addresses water, waste, air, and biodiversity impacts. This includes assessing the relevant assets at our projects against the Global Industry Standard on Tailings Management.

The natural advantages offered by our Eskay Creek Revitalization Project, a high-grade past-producing mine with access to low-carbon hydropower and existing infrastructure, means that our greenhouse gas emissions, which we report annually, are projected to be in the lowest quartile amongst global gold producers.

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SOCIAL

Developing and protecting our workforce and local communities is our top priority. Skeena works with local communities by building partnerships and creating opportunities in the Golden Triangle of Northwest British Columbia, Canada. In 2023 alone, Skeena invested more than $75 million in British Columbia, with over 58% of that sum going towards wages, service providers, and small businesses in the northwest region of BC, and over $44 million to Indigenous communities and businesses. We recognize diversity and inclusion as powerful enablers of a positive workforce culture and seek to increase representation of women and Indigenous peoples in our workforce, management, and Board.

GOVERNANCE

Skeena is committed to conducting our business in accordance with all applicable laws and principles of sound corporate governance. Skeena’s 100% independent Nomination & Governance Committee has oversight of corporate governance policies, including our Code of Business Conduct and Ethics, Diversity Policy, Whistleblower Policy, and Anti-Bribery & Anti-Corruption Policy (available on the Corporate Governance page of our website). National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding our corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, environmental and social responsibility, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and supervising senior management), approving corporate strategies and goals, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Position Descriptions

The Board has written position descriptions for the Chair of the Board and the CEO, as can be found on the Corporate Governance section of the Company’s website. In October 2022, the Board also adopted a position description for the Lead Independent Director role, which is now held by Craig Parry. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit Committee Charter, Compensation Committee Charter and Nomination & Governance Committee Charter.

Independence of the Directors

A director is ‘independent’ if the director is, among other things, free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

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The following table describes whether the Company’s directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
PARRY, Craig	Yes	-
COLES, Walter Jr.	No	Mr. Coles is Executive Chairman of the Company.
REICHERT, Randy	No	Mr. Reichert is President and CEO of the Company.
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-
SAJOUS, Nathalie	Yes	-

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses themself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Company’s Code of Business Conduct and Ethics can be found on the Corporate Governance section of Skeena’s website.

Other Directorships

The Company’s directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
PARRY, Craig	Vizsla Silver Corp., British Columbia Vizsla Copper Corp.*, British Columbia Gold Bull Resources Corp.*, British Columbia Outback Goldfields Corp.*, British Columbia
COLES, Walter Jr.	Gold Bull Resources Corp.*, British Columbia
REICHERT, Randy	None
(GILL) KAUR HAYRE, Sukhjit (Suki)	Vizsla Silver Corp., British Columbia
BEARD, Greg	Stronghold Digital Mining Inc., United States
SAJOUS, Nathalie	None

*Skeena considers the time commitment required for directorship of an early-stage company (ie. a company listed on the TSX-Venture exchange) to be substantially less than the time commitment required for a company listed on a senior exchange, such as the TSX or NYSE. Further, Skeena’s view is that the connection and influence of directors holding multiple other directorships is beneficial to Skeena, as it increases our directors’ informed industry insight, their profile and their connections within the industry. Further it is evidence of their desirability as a board member. Notably, all directors have exhibited perfect attendance at every board meeting held in the past four plus years.

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Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This step allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations range from a review of the Company’s financial statements to operational updates and discussions, presentations on geology, resource models, and strategy around safety, development, permitting and other aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without direct expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In 2020, the Company developed and adopted a Code of Business Conduct and Ethics (the “Code”) to promote integrity, deter wrongdoing and define the standards and values that the Company expects from its directors, officers, employees and consultants. The Code includes basic principles that should guide individuals and their behaviour. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem, and ultimately to restore disturbed sites to a high environmental standard. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices. The Code was last reviewed and amended by the Board in February 2024.

The Board monitors compliance with the Code by annually reviewing the Code, ensuring that management collects signed acknowledgements from every Company Person (as defined therein), periodically querying management on matters relating to compliance, whistleblowing, and other matters in the Code. The Audit Committee adds a further layer of inquiry and monitoring through its responsibility for overseeing internal controls, and whistleblower reports, and the annual external audit process. The Board also strictly enforces matters relating to conflicts of interest.

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In addition to the provisions of the Code, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an extensive Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to comply with all laws in every jurisdiction in which it operates. The Anti-Bribery and Anti-Corruption Policy was last amended by the Board in September 2021. Finally, the Board has established a Whistleblower Policy which establishes confidential procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices, or any departure from the Company’s Code of Business Conduct and Ethics. The Whistleblower Policy was last amended by the Board in February 2024.

Nomination of Directors

The Board, with the advice and recommendation of the Nomination & Governance Committee, has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and Shareholders. The Nomination & Governance Committee and the Board assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nomination & Governance Committee Charter includes provisions setting out the process that the Nomination & Governance Committee and the Board are to follow in the nomination process.

Further the Board established a Diversity Policy in 2021 which includes a commitment to increasing Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, the Nomination & Governance Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position. In addition, if no women are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination. The Board previously affirmed its firm commitment to have women represent at least 30% of its directors by the Meeting. The Nomination & Governance Committee has been diligently working to ensure that the Company meets this commitment and has recommended a slate of nominees to the Board that would satisfy this requirement. The Board has since approved the nominations of these six (6) individuals in respect of the Meeting; who, if elected at the Meeting, will result in a board that exceeds the Board’s 30% gender diversity goal as shown in the following graph:

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(1)	The Board is committed to have women represent at least 30% of its directors in order to achieve greater gender diversity. This commitment is represented and met, shown by the Target Board Gender Balance shading in the above chart, based on the nominees to the Board.

Compensation

The Company handles compensation matters primarily at the Compensation Committee level including specific recommendations for the Board to determine of compensation of the Company’s directors and officers, as set out in the Compensation Committee Charter. The process of determining the remuneration structure and amount is described elsewhere in this Circular, under the heading “Compensation Discussion and Analysis.”

The Omnibus Plan is administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all equity awards to be granted pursuant to the Omnibus Plan, and any terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Omnibus Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

Board Committees other than the Audit Committee

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Craig Parry. The Nomination & Corporate Governance Committee Charter is available on the governance section of our website. Notably the Nomination and Corporate Governance Committee met three times in 2023 with 100% attendance by the committee members at each meeting. The Nomination and Corporate Governance Committee consisted of Greg Beard and Craig Parry, until Nathalie Sajous replaced Craig Parry for the third meeting of 2023.

The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees may be reconstituted following the Meeting on June 17, 2024. The Compensation Committee Charter is available on the governance section of our website. Notably the Compensation Committee met four times in 2023 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2023, the Compensation Committee consisted of Craig Parry and Suki Gill.

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Assessments

The Board has established a formal process to perform an annual assessment of the effectiveness of the Board and each committee of the Board. On an annual basis, Board members complete a confidential questionnaire which is reviewed and assessed by the Board Chair. The Board Chair then reports the feedback to the full Board for discussion and to develop a list of action items. The same process is followed annually by each committee, again to assess their effectiveness. Each of the questionnaire forms for the Board and each committee have been developed and approved by the Board.

Notably the Board met five times in 2023 with 100% attendance by the directors at each Board meeting.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Audit Committee Charter, a copy of which is available on the Company’s website.

Meeting Frequency

The Audit Committee held four meetings in 2023, with perfect attendance by each of its members, with the exception of the Q1 meeting where only 2 of 3 members were able to attend.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)	Financial Expert (3)
(GILL) KAUR HAYRE, Sukhjit (Suki) (Chair)	No	Yes	Yes	Yes
BEARD, Greg	No	Yes	Yes	Yes
SAJOUS, Nathalie	No	Yes	Yes	No

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.
(2)	To be considered financially literate, as defined by Canadian securities laws, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	To be considered a financial expert, a member of the Committee must be “Financially Literate” as defined by Canadian securities laws, and, be or possess one of the following:

a)	“Financial Expert” as defined by SEC rules; or
b)	CPA or CFA designation in good standing; or
c)	Current of former executive role in the finance industry (bank, insurance, or fund management/advisory).

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Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
GILL, Suki (Chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a member of the Institute of Chartered Professional Accountants of BC.

Ms. Gill is a Partner at Smythe LLP since 2012.

Director, BC Provincial Health Services Authority from March 2016 until March 2023, Former Chair of the Audit Committee, Former Member of the Finance and Research Committees; Director of BC Emergency Health Services from March 2016 until July 2022.

BEARD, Greg	Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.	Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

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Name of Member	Education & Associations	Experience
SAJOUS, Nathalie	Ms. Sajous received a French Baccalaureate, a BA from Harvard and an MBA from the UCLA Anderson School of Management.	Ms. Sajous has extensive experience leading teams and advising partners on the application of digital technologies. She is currently Managing Director, Global Partnerships at Google and previously worked at Microsoft and Disney. Ms. Sajous has built a legacy on innovative change and development in her two-decade career, differentiating new strategies for business developments. She has led CEOs and senior leadership teams to build sustainable yet substantial growth. Having partnered with F1000 companies, she has led ample digital strategies and data intelligence capabilities.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports to the Board of any ongoing investigation which will include steps taken to satisfactorily address each complaint.

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INFORMATION SECURITY

The Board receives quarterly reports from management on the Company’s information security program. Information security risks are identified through IT management review of industry news circulars for awareness of critical and high risks and by monitoring endpoint security software installed on all Company devices. Risks are then recorded in a central IT risk register for prioritization, assessed against our business-critical assets for contextualized IT/business risk, and then risk mitigation strategies are approved for execution.

As a response to witnessing an increasing number of cybersecurity incidents involving other companies, the Company has increased staff and management security awareness through a third-party provider which includes security awareness training, best practices, and regular simulated phishing testing, the results of which will be included in quarterly Board reporting. As of the current date, we are not aware of having experienced an information security breach.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company, listed in the “Executive Compensation” section.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov or on our website at https://www.skeenaresources.com/. In each of these places, you can locate financial information for the Company’s financial years ended December 31, 2023 and December 31, 2022 in our financial statements and MD&A. You will also find at those locations: financial information for the Company’s financial quarter ending March 31, 2024 in our interim financial statements and MD&A.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

E-mail: info@skeenaresources.com	Fax: (+1) 604-558-7695	Telephone: (+1) 604-684-8725 (collect calls accepted)

Mail: Suite # 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5

Board Approval

The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.

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skeenaresources.com

Skeena Resources Limited

2600 – 1133 Melville St
Vancouver, BC V6E 4E5 Canada